Exhibit (a)(9)

Contacts: Kelly J. Price
Chief Financial Officer
(206) 298-2909
or
Roy Winnick or Mark Semer
Kekst and Company
(212) 521-4842 or 4802


EMERITUS CORPORATION FILES MOTION FOR PRELIMINARY INJUNCTION IN CALIFORNIA AND COMMENTS ON ARV'S LAWSUIT AND PUBLIC STATEMENTS

-- Emeritus "Disappointed" That ARV Voiced Concerns About Its Offer Without Seeking to Resolve Them, Says Chairman/CEO Daniel Baty in Letter to ARV Chairman/CEO Howard Phanstiel --

SEATTLE, January 9, 1998 -- Emeritus Corporation (Amex: ESC) said today that it has filed a motion for a preliminary injunction in California state court seeking, among other things, the rescission of the recent redemption by ARV Assisted Living, Inc. (Amex: SRS; formerly Nasdaq:
ARVI) of the 6 3/4% Convertible Notes due 2007, and to prevent the operation of the ARV poison pill. The motion is scheduled to be heard on January 23, 1998, prior to the January 28 ARV Annual Meeting.

Emeritus also said that the lawsuit filed by ARV seeking to enjoin Emeritus from proceeding with its $17.50 per share all-cash premium offer for ARV and from soliciting proxies to replace ARV's current board of directors is without merit, and that Emeritus will defend it vigorously.

Emeritus stated: "ARV's lawsuit is the latest effort by the ARV board of directors to obfuscate the real issue of price in an attempt to entrench itself at the expense of ARV's public shareholders. Their actions speak for themselves. First, the ARV Board members agree to sell nearly 50% of the company to an outside investor group for $14 per share without obtaining a change of control premium. Then the ARV Board seeks to bypass a shareholder vote by recutting its deal with Prometheus Assisted Living LLC in a way that eliminates shareholder approval by issuing $60 million of convertible notes. Then, a short time later, they redeem the notes at $14 per share, which results in the issuance of 4.3 million shares and the significant dilution of all ARV public shareholders. Then they urge ARV's public shareholders to reject our all-cash, premium offer of $17.50 per share. And now, they are once again seeking to disenfranchise their shareholders by preventing them from acting on our offer and proxy solicitation through court action."

Separately, in a letter sent to ARV yesterday, Daniel R. Baty, Chairman and Chief Executive Officer of Emeritus, stated: "We are disappointed that you have decided to voice your concerns about the Offer without seeking constructively to resolve them with us. The primary focus of ARV's various responses to our Offer is on the conditions and not the price of our Offer.... If your issue is the conditions, rather than the price, then let's work together to address them. If you are willing to enter into a $17.50 per share all-cash merger agreement, we are confident that we can demonstrate to your reasonable satisfaction our ability to complete such a transaction. Unfortunately, up to this point, ARV has been unwilling to enter into a constructive dialogue."

As announced earlier, Emeritus and other shareholders of ARV Assisted Living, Inc. who, in the aggregate, hold more than 2.6 million shares of ARV common stock (or approximately 16.5% of such shares outstanding) have requested that ARV call a special meeting of ARV shareholders for February 6, 1998 at 3 o'clock p.m. The purpose of the special meeting is to give the ARV shareholders an opportunity to vote on Emeritus' all-cash offer of $17.50 net per share. The shareholders calling for the special meeting included Gary Davidson, the former Chairman of the Board and Chief Executive Officer of ARV.

Also as previously announced, Emeritus and EMAC Corp., its wholly-owned subsidiary, on December 19 commenced a cash tender offer of $17.50 per share for all outstanding shares of ARV Assisted Living, Inc. The offer and withdrawal rights expire at 11:59 p.m., New York City time on January 21, 1998 unless the offer is extended or withdrawn.

Emeritus is a senior housing services company focused on operating residential-style assisted-living communities. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living. Emeritus currently holds interests in 117 communities representing capacity for more than 11,000 residents in 25 states and Canada (including a minority interest in Alert Care Corp.). Emeritus' common stock is traded on the American Stock Exchange under the symbol "ESC."
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